Exhibit 1

For immediate release

BioLineRx Signs Exclusive License Agreement
for BL-8020, an Oral Treatment for Hepatitis C

Jerusalem, Israel – January 24, 2012 – BioLineRx (NASDAQ: BLRX; TASE: BLRX), a biopharmaceutical development company, announced today it has signed a worldwide, exclusive license agreement with Genoscience, a French company focused on viral disease therapeutics, to develop and commercialize BL-8020, an orally available treatment for Hepatitis C.

BL-8020 has been developed for anti-viral therapy by Professor Philippe Halfon, Co-Founder and President of Genoscience. Prof. Halfon is a founder of several biotechnology companies and is world renowned for his work on HIV (AIDS virus), HPV (human papilloma virus causing cervical cancer) and Hepatitis.

BL-8020 acts via a unique mechanism of action, by inhibiting Hepatitis C virus (HCV)-induced autophagy, which differs from the mechanism of currently used anti- HCV agents. BL-8020's safety and efficacy were demonstrated in pre-clinical studies. These studies have shown that BL-8020, when combined with other anti-Hepatitis C virus (HCV) agents, has a synergistic effect. BL-8020's synergistic effect on other therapies is likely to increase their potency and reduce the numerous adverse effects often associated with these drugs, by enabling utilization of lower dosages. In addition BL-8020 may reduce therapy duration, which is currently up to 48 weeks. The use of two drugs acting by different mechanisms is also likely to be beneficial for patients who have developed resistance to current treatments and is an effective strategy used against other viruses such as HIV.

Dr. Kinneret Savitsky, CEO of BioLineRx said, “We are excited about entering the field of Hepatitis C therapeutics, which is a very important field in the pharmaceutical market today.  The current global Hepatitis market is estimated at approximately $6.5 billion and is growing steadily. Current therapies are characterized by numerous severe side effects, long treatment duration and development of resistance. In these respects, BL-8020 has a demonstrated safety and efficacy profile, may shorten therapy duration and may combat resistance by acting as an add-on platform which can potentially be combined with other oral Hepatitis C therapies to increase their efficacy.”

"We were impressed by the drug development expertise of the BioLineRx team and are very pleased to collaborate with them for the further development of our product for the treatment of Hepatitis C," said Prof. Philippe Halfon, Co-Founder and President of Genoscience. "There is clearly a huge unmet medical need in finding a safe and effective treatment for the disease, and based on pre-clinical results, its unique mechanism of action and synergistic effect, we believe that our product, especially when combined with other available Hepatitis C drugs, has the potential to bring remedy to millions worldwide."

About Hepatitis C
Hepatitis C infection is a blood borne infection of the liver caused by the Hepatitis C virus (HCV) which becomes chronic in about 85% of cases. According to the World Health Organization (WHO), more than 170 million people worldwide are chronically infected with HCV. In addition, HCV infection is the leading cause of liver transplantation and is a risk factor for liver cancer. The global Hepatitis market was estimated at $6.5 billion in 2010 and is forecasted to grow to $11.5 billion in 2016.

About BioLineRx
BioLineRx Ltd. is a publicly-traded biopharmaceutical development company. It is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of five clinical stage candidates: BL-1020 for schizophrenia has commenced a Phase II/III study; BL-1040, for prevention of pathological cardiac remodeling following a myocardial infarction, is currently undergoing a pivotal CE-Mark registration trial and has been out-licensed to Ikaria Inc. for a total deal value of $282.5 million, in addition to sales royalties; BL-5010 for non-surgical removal of skin lesions has completed a Phase I/II study; BL-1021 for neuropathic pain is in Phase I development and BL-7040 for treating Inflammatory Bowel Disease (IBD) has completed Phase I. In addition, BioLineRx has 12 products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, oncology, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx’s business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government’s Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase III) and commercialization. For more information on BioLineRx, please visit www.biolinerx.com.

The estimates and judgments with respect to BL-8020 included in this release are considered forward-looking statements, which involve certain risks and uncertainties, and are based on information available to the Company at the time of this release. Such estimates may not be realized or may be only partially realized, due to the significant uncertainty characterizing research and development activities in general, particularly those of drug development, including changes in regulation or uncertainty relating to the application of regulation, unexpected delays in obtaining regulatory approval, unexpected delays in patient recruitment for clinical trials, unexpected delays in other clinical trial preparatory activities, inefficiencies, inability to manufacture, toxicity, a high level of risk/reward in comparison. Any forward-looking statements represent the Company’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.